[CITIBANK LETTERHEAD]

February 1, 2016

Via EDGAR and Telecopier

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Paul Dudek, Esq Division of International Corporate Finance Fax: (202) 772-9207

Re:	BeiGene, Ltd. Registration Statement on Form F-6 (Registration No.: 333-209044)

Dear Mr. Dudek:

Citibank N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Form of Deposit Agreement, by and among the Depositary, BeiGene, Ltd., an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder representing ordinary shares, par value of US$0.0001 per share, of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6 (Registration No.:  333- 209044) be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form S-1 (File No.: 333-207459).

Please call me at (212) 816-7937 if you have any questions.

Very truly yours,

CITIBANK, N.A.

By:	/s/ Leslie Deluca
Name:	Leslie Deluca
Title:	Vice President

cc:           Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)